Boston Properties, Inc.
800 Boylston Street, Suite 1900
Boston, MA 02199-8103

September 9, 2022

VIA EDGAR

Mses. Amanda Ravitz and Barbara Jacobs
Division of Corporation Finance
Disclosure Review Program
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    Boston Properties, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2022
File No. 001-13087

Dear Mses. Ravitz and Jacobs:
This letter is submitted in response to the comments of the staff of the Disclosure Review Program of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Definitive Proxy Statement on Schedule 14A filed on April 6, 2022 (the “Proxy Statement”) of Boston Properties, Inc. (the “Company”) as set forth in your letter (the “Comment Letter”) dated August 31, 2022 to Michael E. LaBelle, Chief Financial Officer of Boston Properties, Inc.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.
Definitive Proxy Statement on Schedule 14A filed on April 6, 2022
General
Comment No. 1
1.Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address how the experience of the Lead Independent Director is brought to bear in connection with your board’s role in risk oversight.
Response to Comment No. 1
We acknowledge the Staff’s comment and confirm that the Company will expand its future proxy statement disclosures to address the topics referenced in Comment No. 1.

Mses. Amanda Ravitz and Barbara Jacobs
Division of Corporation Finance
Disclosure Review Program
Securities and Exchange Commission
September 9, 2022

Comment No. 2
2.Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Independent Director:
a.Represent[s] the board in communications with shareholders and other stakeholders; or
b.Require[s] board consideration of, and/or override[s] your CEO on, any risk matters.
Response to Comment No. 2
We acknowledge the Staff’s comment and confirm that the Company will expand its future proxy statement disclosures to address the topics referenced in Comment No. 2.
Comment No. 3
3.Please expand upon how your board administers its risk oversight function. For example, please disclose:
a.the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
b.whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
c.how the board interacts with management to address existing risks and identify significant emerging risks;
d.whether you have a Chief Compliance Officer and to whom this position reports; and
e.how your risk oversight process aligns with your disclosure controls and procedures.
Response to Comment No. 3
We acknowledge the Staff’s comment and confirm that the Company will enhance its future proxy statement disclosures to address the topics referenced in Comment No. 3.

In addition to the foregoing responses, the Company also commits to enhancing its future proxy statement disclosures to address any material developments in the Company’s risk oversight structure.
* * *

Mses. Amanda Ravitz and Barbara Jacobs
Division of Corporation Finance
Disclosure Review Program
Securities and Exchange Commission
September 9, 2022

If you have any questions concerning these responses, please contact me at (617) 236-3352.

Sincerely,

/s/ Michael E. LaBelle
Michael E. LaBelle
Executive Vice President, Chief Financial Officer and Treasurer of Boston Properties, Inc.

cc:    Eric G. Kevorkian
Senior Vice President, Chief Legal Officer